

February 26, 2015

Via E-mail
Hinman Au
Chief Executive Officer
American Education Center, Inc.
17 Battery Place, Suite 300
New York, NY, 10004

> **Re:** **American Education Center, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 20, 2015**
> **File No. 333-201029**

Dear Mr. Au:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2015 letter.

Age of Financial Statements

1. Since you have not reported net income in either 2013 or 2012, please revise to update the audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended September 30, 2014 Compared to Year ended September 30, 2013, page 37

2. Please revise your heading to identify that your discussion relates to the nine months ended September 30, 2014 and September 30, 2013 and not the year end.

3. Your discussion focuses on your revenues from your educational programs and consulting services. Please expand your disclosure to discuss the operations of your institutional services and your educator placement services, if material.

Security Ownership of Certain Beneficial Owners and Management, page 43

4. We note your revised disclosure on page 44 and reissue our comment. Please revise your disclosure to provide all the information required by Item 403 of Regulation S-K, specifically please provide a business, mailing or residential address for Mr. Jinchun Huang. Additionally, we note your table references four footnotes but there is only one below the table. Please revise your prospectus to include the information intended to be contained in the footnotes.

Signatures, page 51

5. We note the revised signature blocks on page 51. Please revise the titles of your signatories to properly identify who holds which principle officer position.

Exhibits

6. We note your response to comment 24 of our prior letter and we reissue our comment. Please file an executed copy of your consulting agreement between AEC New York and New Oriental Guangzhou. Additionally, please file your agreements regarding University Placement Services 1 +3 program with State University of New York. You may wish to refer to Item 601 of Regulation S-K.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Yue Cao, Esq.
        Law Office of Yue & Associates